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SEC FILE NUMER
8- 47498

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Planner Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

405 Lexington Avenue, Suite 707
(No. and Street)

New York	NY	10174
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Calvin Persaud	(561) 543-0842	CPersaud@plannersecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Reid CPAs, LLP
(Name – if individual, state last, first, and middle name)

7600 Jericho Turnpike, Suite 400	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

7/1/2013	5861
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Calvin Persaud   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Planner Securities LLC   as of 12/31/22   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Calvin Persaud 2-27-2023
Signature

Chief Executive Officer
Title

State of Florida
County of Palm Beach

Sworn Before Me This
27th day of FEBRUARY, 2023



Notary Public State of Florida
David I Mungra
My Commission
HH 200489
Exp. 2/4/2026

David I Mungra
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Planner Securities LLC

Statement of Financial Condition
December 31, 2022



REID
ACCOUNTANTS • ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Planner Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Planner Securities LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Planner Securities LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Planner Securities LLC's management. Our responsibility is to express an opinion on Planner Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Planner Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Planner Securities LLC's auditor since 2021.

Reid CPAs, LLP

Woodbury, NY
April 14, 2023

REID CPAs, LLP Woodbury | New York | Boca Raton

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: **516-802-0100** W: **ReidLLP.com**

Planner Securities LLC

Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	61,597
Due from clearing broker		616,267
Right-of-use asset		61,415
Other assets		73,363
Total assets	$	812,642
Liabilities and Member's Equity		
Accrued expenses	$	115,061
Lease liabilities		61,415
Deferred revenue		37,000
Total liabilities		213,476
Member's equity		599,166
Total liabilities and member's equity	$	812,642

The accompanying notes are an integral part of this financial statement.

Planner Securities LLC

Notes to Financial Statement
December 31, 2022

1. **Nature of Operations**

    Planner Securities LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Planner International Inc., a BVI corporation.

    The Company is engaged in the business of selling corporate debt securities, corporate equity securities, options and foreign securities. It may also engage in private placements and other investment banking activities. The Company introduces and clears all customer transactions on a fully disclosed basis through a United States clearing firm.

    The Company is dependent upon financial support from Planner International Inc.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

    Revenue Recognition
    The revenue recognition guidance under ASC Topic 606, *Revenue from Contracts with Customers*, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

    The Company's commissions consist of agency transactions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

2.   **Summary of Significant Accounting Policies (continued)**

Deferred Revenue

Deferred revenue represents amounts received in advance of future services to be provided.

Credit Losses

The guidance under ASC Topic 326, Financial Instruments – Credit Losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework.   The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.   The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.

Leases

The Company recognizes its lease in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities were recognized at the initial present value of the fixed lease payments using the prime rate.   Right-of-use assets are recognized based on the amortized initial present value of the fixed lease payments.   Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Cash

Cash deposits of the Company are held by two financial institutions and therefore are subject to the credit risk at those financial institutions.   The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a wholly-owned limited liability company and is therefore treated as a disregarded entity for tax reporting purposes.   Accordingly, the Company has not provided for federal, state or local income taxes.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Planner Securities LLC

Notes to Financial Statement
December 31, 2022

3. **Transactions with Clearing Agents and Broker-Dealers**

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The Company earns interest on its customers' credit balances and charges customers a quarterly fee to maintain their accounts. The Company also earns interest on its total credit balances with the clearing broker.

4. **Transactions with Related Parties**

During 2022, Planner International Inc. contributed $416,000 in capital to the Company and also paid a debt owing to a vendor of the Company in the amount of $57,000.

5. **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2022, the Company had net capital of approximately $526,000 which exceeded the minimum net capital requirement by approximately $276,000.

All trades are cleared on a fully-disclosed basis and therefore the Company is exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

6. **Lease Commitments**

The Company leases office space at a monthly base rent of $3,362 under a two-year lease agreement expiring on July 31, 2024.

Future minimum payments to be made under these leases are due in future years as follows:

Years Ending December 31,		Total Commitments
2023	$	40,342
2024		23,533
Total undiscounted lease payments	$	63,875
Less imputed interest		(2,460)
Total lease liabilities	$	61,415

6. **Lease Commitments (continued)**

Other information related to leases as of December 31, 2022:

Weighted average remaining lease term: 1.58 years
Weighted average discount rate: 4.75%

7. **Commitments and Contingencies**

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully-disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions.

8. **Concentrations**

Due from clearing broker comprises 76% of the Company's assets.

9. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 and through the date of the filing of this report.

The Company received a commission payment from its clearing broker in the amount of $84,702 during 2023.

10. **Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has limited cash resources and excessive liabilities, which if not corrected, raises substantial doubt of the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The continued existence of the Company depends upon a number of factors including, but not limited to, the reduction of liabilities, addition of revenues, reduction of expenses or by the infusion of capital by the member of the Company.